UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)

                         Hollinger International Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  435569 10 8
-------------------------------------------------------------------------------
                                (CUSIP Number)

                            Charles G. Cowan, Q.C.
                         Vice-President and Secretary
                                Hollinger Inc.
                               10 Toronto Street
                               Toronto, Ontario
                                Canada M5C 2B7
                                (416) 363-8721
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 21, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Schedule 13D/A

 1.    NAME OF REPORTING PERSON                                  HOLLINGER INC.
                                                                 --------------
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON


 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /  /
                                                                       (b) /  /
 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS                                                       00
                                                                  -------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             /  /

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              CANADA
                                                                  -------------

                                  7.    SOLE VOTING POWER            48,413,738
       NUMBER OF SHARES                                              ----------
      BENEFICIALLY OWNED          8.    SHARED VOTING POWER                   0
       BY EACH REPORTING                                          -------------
          PERSON WITH             9.    SOLE DISPOSITIVE POWER       48,413,738
                                                                     ----------
                                 10.    SHARED DISPOSITIVE POWER              0
                                                                  -------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                              48,413,738
                                                                     ----------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                            / X /

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
       (11)                                                              39.64%
                                                                         ------
14.    TYPE OF REPORTING PERSON                                              HC
                                                                     ----------

                                Schedule 13D/A

                                                                  THE RAVELSTON
 1.    NAME OF REPORTING PERSON                             CORPORATION LIMITED
                                                            -------------------

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                 -------------
       PERSON

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /  /
                                                                       (b) /  /
 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS                                                       00
                                                                  -------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             /  /

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              CANADA
                                                                  -------------
                                  7.    SOLE VOTING POWER            48,444,540
        NUMBER OF SHARES                                             ----------
      BENEFICIALLY OWNED          8.    SHARED VOTING POWER                   0
       BY EACH REPORTING                                          -------------
          PERSON WITH             9.    SOLE DISPOSITIVE POWER       48,444,540
                                                                     ----------
                                 10.    SHARED DISPOSITIVE POWER              0
                                                                  -------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                              48,444,540
                                                                     ----------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                            / X /
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
       (11)                                                              39.66%
                                                                         ------
14.    TYPE OF REPORTING PERSON                                              HC
                                                                  -------------

                                Schedule 13D/A

 1.    NAME OF REPORTING PERSON                                 CONRAD M. BLACK
                                                                ---------------
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON                                                     -------------

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /  /
                                                                       (b) /  /
 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS                                                       00
                                                                  -------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             /  /

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              CANADA
                                                                  -------------
                                  7.    SOLE VOTING POWER            49,381,617
       NUMBER OF SHARES                                              ----------
      BENEFICIALLY OWNED          8.    SHARED VOTING POWER                   0
       BY EACH REPORTING                                          -------------
          PERSON WITH             9.    SOLE DISPOSITIVE POWER       49,381,617
                                                                     ----------
                                 10.    SHARED DISPOSITIVE POWER              0
                                                                  -------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                              49,381.617
                                                                     ----------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                            / X /
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
       (11)                                                              40.43%
                                                                         ------
14.    TYPE OF REPORTING PERSON                                              IN
                                                                  -------------

                      SECURITIES AND EXCHANGE COMMISSION

                                SCHEDULE 13D/A
                              (Amendment No. 11)

          This Schedule 13D, Amendment No. 11 (the "Amendment"), amends and restates in their entirety Items 5, 6 and 7 of the Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997, Amendment No. 6 thereto dated June 12, 1998, Amendment No. 7 thereto dated October 13, 1998, Amendment No. 8 thereto dated October 13, 1998, Amendment No. 9 thereto dated February 22, 1999 and Amendment No. 10 thereto dated June 15, 1999 (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
------     ------------------------------------

       Hollinger Inc. and Ravelston

     (a) Amount Beneficially Owned: Hollinger Inc. beneficially owns 48,413,738 shares of Class A Common Stock, or 39.64% (calculated pursuant to Rule 13d-3), comprised of the following: (i) 14,720,599 shares of Class A Common Stock held directly by Hollinger Inc.; (ii) 10,708,218 shares of Class A Common Stock held by 504468 NB Inc. ("NBCo"), a wholly owned subsidiary of Hollinger Inc.; (iii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo; (iv) 7,052,465 shares of Class A Common Stock that may be acquired at any time by the conversion of 829,409 shares of Series C Preferred Stock held by Hollinger Inc. and NBCo; and (v) 942,456 shares of Class A Common Stock that may be acquired at any time by the conversion of 134,126 shares of Series E Preferred Stock held by NBCo (taking each share of Series E Preferred Stock at Cdn. $146.625 and assuming an exchange rate of U.S. $1.00 per Cdn.$1.4905, as in effect on October 20, 1999). The number of shares of Class A Common Stock into which the Series E Preferred Stock may be converted will fluctuate from time to time based on changes in the exchange rate. The Ravelston Corporation Limited ("Ravelston") may be deemed to beneficially own 48,444,540 shares of Class A Common Stock, or 39.66% (calculated pursuant to Rule 13d-3), comprised of the following:
     (i) through its relationship with Hollinger Inc. (described in Item 4), 48,413,738 shares of Class A Common Stock beneficially owned by Hollinger Inc.; and (ii) 30,802 shares of Class A Common Stock that may be acquired at any time by the conversion of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that are exchangeable for shares of Class A Common Stock.

     (b) Voting Power; Dispositive Power: Hollinger Inc. has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 48,413,738 shares of Class A Common Stock. Ravelston may be deemed to have the sole power to vote or to direct the vote of 48,444,540 shares of Class A Common Stock, or 39.66% (calculated pursuant to Rule 13d-3).

     (c) Not applicable.

     (d) Right to Receive Dividends or Proceeds: NBCo has the right to receive the dividends from or the proceeds from the sale of the securities which it holds. The shares of Class A Common Stock owned by NBCo constitute 8.77% of the outstanding shares of Class A Common Stock, excluding shares of Class A Common Stock into which the shares of Class B Common Stock and Series E Preferred Stock held by NBCo are convertible. The shares of Class B Common Stock and Series E Preferred Stock held by NBCo represent 86.7% and 100% of the outstanding shares of Class B Common Stock and Series E Preferred Stock, respectively.

     (e) Not applicable.

          The amount and percentage of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston exclude 1,883,581 shares of Class A Common Stock beneficially owned by Mr. Black. Pursuant to Rule 13d-4, Hollinger Inc. and Ravelston hereby expressly disclaim beneficial ownership of such shares.

          Directors and Executive Officers of Hollinger Inc. and Ravelston (Other Than Mr. Black):

          Except as set forth below, the directors and executive officers of Hollinger and Ravelston (other than Mr. Black) do not beneficially own any shares of Class A Common Stock.

         Name                             Number of Shares of Class A Common
                                           Stock Beneficially Owned (1)(2)

   Peter Y. Atkinson                                 32,500
   Barbara Amiel Black (3)                           10,500
   J. A. Boultbee                                    69,250
   Dixon S. Chant (4)                                47,500
   Daniel W. Colson                                 156,721
   Charles G. Cowan                                  29,000
   F. David Radler (5)                              452,101
   Larry O. Spencer                                     150

(1) Includes shares subject to presently exercisable options or options exercisable within 60 days of November [ ], 1999 held by all directors and executive officers of the Issuer under the Issuer's 1994 Stock Option Plan and 1997 Stock Incentive Plan as follows: Mr. Atkinson 32,500 shares; Mrs. Black 10,000 shares; Mr. Boultbee 69,250 shares; Mr. Chant 40,000; Mr. Colson 22,500 shares; Mr. Cowan 29,000 shares; and Mr. Radler 176,250 shares.

(2) Includes 133,721 shares of Class A Common Stock that may be acquired on conversion of 290,698 Series II Preference Shares of Hollinger Inc. held by Mr. Colson that are exchangeable for shares of Class A Common Stock. Includes 265,751 shares of Class A Common Stock that may be acquired on conversion of 577,720 Series II Preference Shares of Hollinger Inc. held by Mr. Radler that are exchangeable for shares of Class A Common Stock. Includes 150 shares of Class A Common Stock that may be acquired on conversion of 328 Series II Preference Shares of Hollinger Inc. held by Mr. Spencer that are exchangeable for shares of Class A Common Stock.

(3) Excludes 9,600 shares of Class A Common Stock which are held by Conrad Black Capital Corporation, 100 shares of Class A Common Stock which are held by Conrad M. Black, 50 shares of Class A Common Stock which are held by Mr. Black's son, 25,428,817 shares of Class A Common Stock beneficially held by Hollinger Inc. and NBCo, 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B

Common Stock, 7,052,465 shares of Class A Common Stock into which 829,409 shares of Series C Preferred Stock are convertible and 962,275 shares of Class A Common Stock into which 134,126 shares of Series E Preferred Stock are convertible, all of which are beneficially held by Hollinger Inc. and NBCo and as to which Mr. Black may be deemed to have indirect beneficial ownership. Excludes 30,802 shares of Class A Common Stock that may be acquired upon conversion of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that are exchangeable for shares of Class A Common Stock, and 741,077 shares of Class A Common Stock that may be acquired upon conversion of 1,611,039 Series II Preference Shares of Hollinger Inc. held by Conrad M. Black that are exchangeable for shares of Class A Common Stock, as to which Mr. Black may be deemed to have beneficial ownership. Also excludes 635,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of November [ ], 1999. Mrs. Black disclaims beneficial ownership of all such securities.

(4) Includes 7,500 shares of Class A Common Stock which are held directly by Mr. Chant.

(5) Includes 9,000 shares of Class A Common Stock held by F. D. Radler Ltd., and excludes 200 shares of Class A Common Stock by Mr. Radler's wife, 200 shares of Class A Common Stock held by one daughter, and 200 shares of Class A Common Stock held by another daughter, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

     Mr. Black

     (a) Amount Beneficially Owned: 49,381,617 shares of Class A Common Stock; 40.43% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 48,444,540 shares of Class A Common Stock beneficially owned by Hollinger Inc. or Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; (iii) 100 shares of Class A Common Stock held directly by Conrad M. Black; (iv) 50 shares of Class A Common Stock held by Mr. Black's son; (v) 176,250 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all vested options held by him (458,750 options are outstanding but will not be exercisable within 60 days of November [ ], 1999); (vi) 10,000 shares of Class A Common Stock that may be acquired by Mr. Black's spouse upon the exercise of all vested options held by her (100,000 options are outstanding but will not be exercisable within 60 days of November [ ],
     1999); and (vii) 741,077 shares of Class A Common Stock that may be acquired at any time by the conversion of 1,611,039 Series II Preference Shares of Hollinger Inc. held directly by Conrad M. Black that are exchangeable for shares of Class A Common Stock. Mr. Black disclaims beneficial ownership of the Class A Common Stock held by his wife.

     (b) Voting Power; Dispositive Power: Through his relationships with Hollinger Inc., Ravelston and Conrad Black Capital Corporation described in Item 4, Mr. Black may be deemed to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 49,381,617 shares of Class A Common Stock.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time dividends are paid on either.

          Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock (a "Permitted Transaction").

          Notwithstanding the foregoing paragraph, any holder of Class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

          Pursuant to the Issuer's Restated Certificate of Incorporation, as amended, the Series C Preferred Stock ranks senior in right and priority of payment to the Class A and Class B Common Stock and on a parity with the Issuer's outstanding Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock") as to dividends and upon liquidation. Holders of Series C Preferred Stock are entitled to receive cumulative dividends at a rate of 9-1/2% per annum, of the stated liquidation amount of $108.51 per share of Series C Preferred Stock, payable quarterly. The Series C Preferred Stock is mandatorily convertible into shares of Class A Common Stock on June 1, 2001, and the Issuer has the option to redeem the shares of Series C Preferred Stock, in whole or in part, at any time on or after June 1, 2000 and prior to June 1, 2001. At any time prior to June 1, 2001, unless previously redeemed, each share of Series C Preferred Stock is convertible at the option of the holder thereof into 8.503 shares of Class A Common Stock. On June 1, 2001, unless previously redeemed or converted, each share of Series C Preferred Stock will mandatorily convert into (i) 9.8646 shares of Class A Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon. The holders of Series C Preferred Stock have the right to vote together as a single class with the holders of Class A and Class B Common Stock and Series B Preferred Stock in the election of Directors and upon each other matter coming before the stockholders of the Issuer on the basis of ten votes per share of Series C Preferred Stock, except as otherwise provided by law or the Issuer's Restated Certificate of Incorporation. In addition, (i) whenever dividends on the Series C Preferred Stock or any other series of preferred stock with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of all Series C Preferred Stock (voting separately as a class) will be entitled to vote, on the basis of ten votes for each share of Series C Preferred Stock, for the election of two directors of the Issuer, such directors to be in addition to the number of directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of Series C Preferred Stock may have voting rights with respect to certain alterations of the Restated Certificate of Incorporation and certain other matters, voting on the same basis or separately as a class.

          The Issuer's Series E Preferred Stock is entitled to receive cumulative cash dividends, payable quarterly. The amount of each dividend per share is equal to the product of (1) (i) Cdn.$146.625 divided by (ii) the Canadian Dollar Equivalent of the Conversion Price per share of the Series E Preferred Stock on the date the dividend is payable and (2) the per share amount of regularly scheduled cash dividends on the Issuer's common stock during the period from but excluding the date on which the previous dividend on the Series E Preferred Stock was payable. The "Conversion Price" is initially U.S. $14.00 per share of Common Stock, and the "Canadian Dollar Equivalent" of the Conversion Price on any particular day is the Conversion Price expressed in Canadian currency based on the noon buying rate in New York City. The Conversion Price is subject to adjustment under certain circumstances. The Series E Preferred Stock is redeemable in whole or in part, at any time and from time to time, at a redemption price of Cdn.$146.625 per share plus accrued and unpaid dividends to the redemption date, at the option of the Issuer or, to the extent permitted by law and subject to the provisions of any loan agreements to which the Issuer is a party at the redemption date, a holder of such shares. The Series E Preferred Stock is nonvoting, except as otherwise provided by law, in the certificate of designations for the Series E Preferred Stock or the Issuer's Restated Certificate of Incorporation, as amended. The certificate of designations provides that the affirmative vote or consent of the holders of 66-2/3% of the shares of Series E Preferred Stock actually voting is required for certain amendments of the Issuer's Restated Certificate of Incorporation that would adversely affect the holders of Series E Preferred Stock.

          The holder or holders of shares of the Series E Preferred Stock may convert such shares at any time into shares of Class A Common Stock of the Issuer at the Canadian Dollar Equivalent of the Conversion Price in effect at the time of conversion. The shares of Series E Preferred Stock may not be transferred other than to subsidiaries or affiliates of Hollinger Inc. without the consent of the Board of Directors of the Issuer. Any holder of Series E Preferred Stock may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the transfer restrictions set forth in the certificate of designations.

          Pursuant to the Amended and Restated First Exchange Agreement, the Issuer has agreed, at Hollinger Inc.'s request, to take commercially reasonable efforts to cause the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Class A Common Stock and Series C Preferred Stock issued in the First Exchange, and to list such shares on the New York Stock Exchange. Pursuant to the Second Amended and Restated Second Exchange Agreement, the Issuer has agreed to use commercially reasonable efforts to cause the registration under the Securities Act of the shares of Series C Preferred Stock issued upon the Second Exchange and to list such newly issued shares of Series C Preferred Stock on the New York Stock Exchange.

          Hollinger Inc. and NBCo have pledged all of their holdings in the Issuer to Canadian Imperial Bank of Commerce ("CIBC") as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn. $10,000,000 operating facility (the "CIBC Facility"). The terms of this pledge are attached hereto as Exhibit 20. The CIBC Facility requires compliance by Hollinger Inc. with certain financial and other covenants and contains standard default and other provisions. In addition, Hollinger Inc. and NBCo have pledged an aggregate of [25,210,754] shares of Class A Common Stock, 14,990,000 shares of Class B Common Stock and 829,409 shares of Series C preferred Stock to CIBC (as arranger and administrative agent) as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn.$380,000,000 term, revolving and bridge facility (the "Syndicated Facility"). Additional shares may be subject to the pledge at any time depending on the value of the pledged shares and the exchange rate for Canadian dollars from time to time. The terms of this pledge are attached hereto as Exhibit 22. The Syndicated Facility requires compliance by Hollinger Inc. with certain financial and other covenants and contains standard default and other provisions.

          On July 29, 1997, Hollinger Inc. made an issuer bid (the "Debenture Offer") for all of its outstanding 7% Southam-linked debentures ("Debentures"), with the consideration offered per Cdn. $1,000 principal amount of Debentures being, at the option of a tendering holder of Debentures,
(i) Cdn. $1,342.86 in cash or (ii) Cdn. $771.43 in cash and 57.143 nonvoting special shares ("HCPH Special Shares") of Hollinger Canadian Publishing. An aggregate of Cdn. $73,416,000 principal amount of Debentures were tendered in the Debenture Offer, creating a payment obligation for Hollinger Inc. of Cdn. $58,859,223.65 and 4,146,007 HCPH Special Shares. Hollinger Inc. borrowed the Cdn $58,859,223.65 from the Issuer by way of an interest bearing promissory note ("Note") dated September 3, 1997, which was secured by the pledge of the shares of Series D Preferred Stock held by NBCo. Copies of the Note and related pledge agreement are attached hereto as Exhibits 7 and 8, respectively. The 4,146,007 HCPH Special Shares were issued by Hollinger Canadian Publishing in consideration for nonvoting special shares ("Newco Special Shares") of 3396754 Canada Limited ("Newco"), a wholly-owned subsidiary of Hollinger Inc. Pursuant to the terms of an exchange agreement (the "Exchange Agreement") among Hollinger Canadian Publishing, Newco and the Issuer, the Newco Special Shares are exchangeable at any time after December 23, 1997, at the option of the holder, into Class A Common Stock to be delivered by Newco on the same basis as the 4,146,007 HCPH Special Shares are exchangeable for Class A Common Stock with the Issuer. A copy of the Exchange Agreement is attached hereto as Exhibit 9. The Note was repaid on February 22, 1999, through a cash payment to the Issuer of Cdn.$30,000,051.28 and a transfer of 196,823 shares of Series D Preferred Stock to the Issuer.

          All or any part of the exchange obligation for the Newco Special Shares can also be settled, at the option of Newco, by a cash payment of an amount equivalent to the Current Market Price (as defined in the Exchange Agreement) of the Class A Common Stock to be delivered upon any exchange of Newco Special Shares. Hollinger Inc. has unconditionally agreed to provide Newco with sufficient Class A Common Stock and/or cash for Newco to meet its obligations upon an exchange of Newco Special

Shares. The number of shares of Class A Common Stock which Hollinger Inc. may be required to provide to Newco for optional exchange prior to the mandatory exchange date, June 26, 2000, is between 2,114,465 and 2,495,896. If exchanges do not occur prior to such date a mandatory exchange will occur on such date in respect of which Hollinger Inc. will be required to provide to Newco that number of shares of Class A Common Stock (or the cash equivalent thereof) equal to U.S. $36,816,542 divided by 95% of the Current Market Price at such date.

          Under the terms of the Syndicated Facility, Hollinger Inc. is required to (i) ensure at all times that CIBC has a first pledge of shares of Class A Common Stock having a Market Value (as defined) at least two times greater than the amount Hollinger Inc. has borrowed under the Syndicated Facility and (ii) that at all times Hollinger Inc. and NBCo own, in the aggregate, at least 35,000,000 shares of Class A Common Stock or Class B Common Stock. Hollinger Inc. anticipates that it will have sufficient shares of Class A Common Stock available to satisfy any and all of the foregoing exchange or pledge obligations.

          Certain registration rights agreements, which are incorporated herein by reference as Exhibits 12, 13 and 14 were entered into in connection with the above-described pledges in favor of CIBC. These agreements provide for registration (either within a certain time period of execution of the registration rights agreement or upon foreclosure) under the Securities Act of the pledged shares of Class A Common Stock and the shares of Class A Common Stock into which other pledged securities are convertible.

          On May 27, 1998 the shareholders of Hollinger Inc. approved several amendments to the company's articles to simplify Hollinger Inc.'s share capital structure, as follows: (i) the terms of the common shares of Hollinger Inc. were amended to add a retraction privilege and to change their designation to retractable common shares; (ii) each retractable share of Hollinger Inc. was changed into one retractable common share of Hollinger Inc.; and (iii) the retractable common shares of Hollinger Inc. were consolidated on a 1-for-31 basis. The cumulative effect of the amendments was to consolidate the 31 shares making up an Equity Unit of Hollinger Inc. (currently consisting of one common share and 30 Retractable Shares) into one retractable common share of Hollinger Inc. Hollinger Inc. has stated that the article amendments will complete an initiative to enable its shareholders to have their investment in Hollinger Inc. more directly aligned with the Class A Common Stock of the Issuer.

          The retractable common shares will permit the holder to cause Hollinger Inc. to redeem such shares at any time upon demand, in exchange for a number of shares of Class A Common Stock of the Issuer held by Hollinger Inc. determined pursuant to a formula or cash, at Hollinger Inc.'s option. The "Retraction Price" for such shares will be an amount determined by the Board of Directors of Hollinger Inc. (or committee thereof) on a quarterly basis within a range of not less than 90% and not more than 100% of the "Current Value" on the relevant date divided by the number of retractable common shares outstanding on such date. For these purposes, "Current Value" is defined by reference to the fair market value of all of the assets of Hollinger Inc., less amounts payable upon liquidation to holders of Hollinger Inc.'s preference shares and certain tax liabilities, all as determined by the Board of Directors of Hollinger Inc. Hollinger Inc. has stated that employing this range will allow fluctuating market conditions to be taken into account in setting the Retraction Price. At present, the Retraction Price is equal to 90% of "Current Value" on the relevant date, thus imposing a 10% discount. Upon receipt of a retraction notice, Hollinger Inc. will redeem the appropriate number of its retractable common shares by sending to the holder a stock certificate representing that number of shares of Class A Common Stock of the Issuer equal to the applicable Retraction Price divided by the "Current Class A Market Price" on the retraction date. For these purposes, the "Current Class A Market Price" will be determined primarily by reference to the per share closing price of the Issuer's Class A Common Stock on the New York Stock Exchange, with such price being converted into the Canadian dollar equivalent. If Hollinger Inc. elects to satisfy the Retraction Price in cash, it may do so for all or any part of the shares to be redeemed. Hollinger Inc. is obligated to satisfy certain conditions with respect to shares of the Issuer's Class A Common Stock delivered as a redemption of retractable common shares, including the effectiveness of a registration statement under the Securities Act with respect to such shares or the availability of an exemption from such registration, and the listing of such shares on each stock exchange on which the Class A Common Stock is listed.

          As of November , 1999, Hollinger Inc. had outstanding 15,390,633 Exchangeable Non-Voting Preference Shares Series II (the "Series II Preference Shares") that were exchangeable for Class A Common Stock of the Issuer at a fixed exchange rate as described below. As of October [ ], 1999, Conrad M. Black directly owned 1,611,039 and Ravelston owned 66,963 Series II Preference Shares that were exchangeable for Class A Common Stock. The Series II Preference Shares are "mirror shares", each of which tracks a number of shares of Class A Common Stock of the Issuer equal to the Exchange Number. The Exchange Number is subject to adjustment upon the occurrence of certain events, and is currently equal to 0.46. Each Series II Preference Share entitles the holder to a dividend in an amount equal to the Canadian Dollar Equivalent of the amount of any dividend on the Exchange Number of shares of Class A Common Stock of the Issuer less any U.S. withholding tax thereon payable by Hollinger Inc. or any of its subsidiaries. A holder of Series II Preference Shares is entitled to require Hollinger Inc. to redeem such holder's Series II Preference Shares in consideration for a number of shares of Class A Common Stock for each Series II Preference Share to be redeemed equal to (i) the Exchange Number plus (ii) the quotient obtained when the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares is divided by the Canadian Dollar Equivalent of the current market price of the Exchange Number of shares of the Issuer's Class A Common Stock (a "Retraction"). On receipt of a retraction notice in respect of Series II Preference Shares, Hollinger Inc. is entitled to redeem all or part of such Series II Preferred Shares for a cash payment equal to the Canadian Dollar Equivalent of the current market price of the Exchange Number of shares of the Issuer's Class A Common Stock plus the amount of the declared and unpaid dividends on the Series II Preferred Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares. In the event of a liquidation, dissolution or winding up of Hollinger Inc., the holders of Series II Preference Shares are entitled to (i) the Canadian Dollar Equivalent of the current market price of the Issuer's Class A Common Stock (payable in shares of the Issuer's Class A Common Stock or cash, at the option of Hollinger Inc.) plus (ii) the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares.

          Pursuant to grants under the Issuer's 1994 Stock Option Plan and the 1997 Stock Incentive Plan, Mr. Black has been granted options to purchase a total of 635,000 shares of Class A Common Stock of the Issuer of which 163,750 of such shares are presently exercisable by Mr. Black or exercisable by him within 60 days.

Item 7.  Materials to Be Filed as Exhibits.
-------------------------------------------

Exhibit No.                            Description

     1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston Corporation Limited and The Hon. Conrad M. Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation).

     2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28,
          1995).

     3 UniMedia Class A Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc.

     4 UniMedia Class B Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc.

     5 Amended and Restated First Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and Hollinger International Inc.

     6 Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and Hollinger International Inc.

     7 Amended and Restated Term Sheet dated as of April 21, 1997 regarding loan facility and pledge of securities of the Issuer by Hollinger Inc. in favor of the Canadian Imperial Bank of Commerce.

     8 Securities Pledge Agreement dated May 24, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce.

     9 Promissory Note dated September 3, 1997 made by Hollinger Inc. in favor of Hollinger International Inc.

     10 Limited Recourse Guarantee and Securities Pledge Agreement dated September 3, 1997 between Hollinger International Inc. and UniMedia Holding Company.

     11 Exchange Agreement Providing for the Exchange of Nonvoting Special Shares among 3396754 Canada Limited, Hollinger Canadian Publishing Holdings Inc. and Hollinger International Inc. dated September 3, 1997.

     12 Letter agreement dated October 13, 1995 between Hollinger Inc. and the Canadian Imperial Bank of Commerce.

     13 Registration Rights Agreement dated February 29, 1996 among Hollinger Inc., 1159670 Ontario Limited and certain lenders.

     14 Letter agreement dated May 24, 1996 among Hollinger Inc., Hollinger International Inc., 1159670 Ontario Limited, 3184081 Canada Limited and the Canadian Imperial Bank of Commerce (omitting Schedules A and
          B).

     15 Letter agreement dated July 29, 1997, between Hollinger Inc., Hollinger International Inc. and Hollinger Canadian Publishing Holdings Inc.

     16 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and Toronto Dominion (New York), Inc.

     17 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and Scotiabanc Inc.

     18 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and First Chicago Hedging Services Corporation.

     19 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and NMS Services, Inc.

     20 Master Securities Pledge Agreement made as of August 10, 1998 by each of Hollinger Inc. and 504468 NB Inc. to Canadian Imperial Bank of Commerce.

     21 Master Securities Pledge Agreement made as of June 4, 1998 by each of Hollinger Inc. and 504468 NB Inc. to Canadian Imperial Bank of Commerce.

     22 Master Securities Pledge Agreement made as of June 7, 1999 by each of Hollinger Inc. and 504468 NB Inc. and Canadian Imperial Bank of Commerce.

     23 Registration Rights Undertaking dated August 10, 1996 among Hollinger Inc., Hollinger International Inc., 504468 NB Inc. and Canadian Imperial Bank of Commerce.

     24 Registration Rights Undertaking dated as of June 4, 1998 among Hollinger Inc., Hollinger International Inc., 504468 NB Inc. and Canadian Imperial Bank of Commerce.

     25 Registration Rights Undertaking dated as of June 7, 1999 among Hollinger, Inc., Hollinger International Inc., 504468 NB Inc. and Canadian Imperial Bank of Commerce.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 1999

                                       HOLLINGER INC.

                                       By:

                                            /s/ Charles G. Cowan
                                            -----------------------------
                                            Charles G. Cowan, Q.C.
                                            Vice-President and Secretary

                                       THE RAVELSTON CORPORATION LIMITED

                                       By:

                                            /s/ Charles G. Cowan
                                            -----------------------------
                                            Charles G. Cowan, Q.C.
                                            Vice-President and Secretary

                                       By:

                                            /s/ Conrad M. Black
                                            -----------------------------
                                            The Hon. Conrad M. Black, P.C.,
                                            O.C., individually and on behalf
                                            of Conrad Black Capital Corporation

                                            Title:  Chairman of Conrad Black
                                                    Capital Corporation

                                 Exhibit Index

1  Joint Filing Agreement dated           Incorporated by reference from
   October 20, 1995 among Hollinger       Exhibit 1 of Schedule 13D of
   Inc., The Ravelston Corporation        Hollinger Inc., Ravelston and
   Limited and The Hon. Conrad M.         Mr. Black (the "Reporting Persons")
   Black, P.C., O.C. (individually        dated as of October 20, 1995 with
   and on behalf of Conrad Black          respect to their deemed beneficial
   Capital Corporation).                  ownership of shares of Hollinger
                                          International Inc. (the
                                          "Schedule 13D").

2  Share Exchange Agreement dated         Incorporated by reference from
   as of July 19, 1995 between            Exhibit 2 of Schedule 13D.
   American Publishing Company and
   Hollinger Inc. (incorporated by
   reference to the definitive
   proxy statement of the Issuer
   dated September 28, 1995).

3  UniMedia Class A Stock Purchase        Incorporated by reference from
   Agreement dated as of April 18,        Exhibit 14 of Schedule 13D/A dated as
   1997 among Hollinger Inc.,             of the Reporting Persons dated as of
   UniMedia Holding Company and           August 11, 1997 ("Amendment No. 5").
   Hollinger International Inc.

4  UniMedia Class B Stock Purchase        Incorporated by reference from
   Agreement dated as of April 18,        Exhibit 15 of Schedule 13D/A
   1997 among Hollinger Inc.,             Amendment No. 5.
   UniMedia Holding Company and
   Hollinger International Inc.

5  Amended and Restated First             Incorporated by reference from
   Exchange Agreement dated as of         Exhibit 16 of Schedule 13D/A
   July 21, 1997 among Hollinger          Amendment No. 5.
   Inc., UniMedia and Hollinger
   International Inc.

6  Second Amended and Restated            Incorporated by reference from
   Second Exchange Agreement dated        Exhibit 17 of Schedule 13D/A
   as of July 21, 1997 among              Amendment No. 5.
   Hollinger Inc., UniMedia and
   Hollinger International Inc.

7  Amended and Restated Term Sheet        Incorporated by reference from
   dated as of April 21, 1997             Exhibit 7 of Schedule 13D/A
   regarding loan facility and            Amendment No. 6
   pledge of securities of the
   Issuer by Hollinger Inc. in
   favor of the Canadian Imperial
   Bank of Commerce.

8  Securities Pledge Agreement            Incorporated by reference from
   dated May 24, 1996 by 1159670          Exhibit 9 of Schedule 13D/A
   Ontario Limited in favor of the        Amendment No. 4
   Canadian Imperial Bank of
   Commerce.

9  Promissory Note dated                  Incorporated by reference from
   September 3, 1997 made by              Exhibit 9 of Schedule 13D/A
   Hollinger Inc. in favor of             Amendment No. 6.
   Hollinger International Inc.

10 Limited Recourse Guarantee and         Incorporated by reference from
   Securities Pledge Agreement            Exhibit 10 of Schedule 13D/A
   dated September 3, 1997 between        Amendment No. 6.
   Hollinger International Inc. and
   UniMedia Holding Company.

11 Exchange Agreement Providing for       Incorporated by reference from
   the Exchange of Nonvoting              Exhibit 11 of Schedule 13D/A
   Special Shares among 3396754           Amendment No. 6.
   Canada Limited, Hollinger
   Canadian Publishing Holdings
   Inc. and Hollinger International
   Inc. dated September 3, 1997.

12 Letter agreement dated                 Incorporated by reference from
   October 13, 1995 between               Exhibit 4 of Schedule 13D
   Hollinger Inc. and the Canadian
   Imperial Bank of Commerce.

13 Registration Rights Agreement          Incorporated by reference from
   dated February 29, 1996 among          Exhibit 8 of Schedule 13D/A
   Hollinger Inc., 1159670 Ontario        Amendment No.2
   Limited and certain lenders.

14 Letter agreement dated May 24,         Incorporated by reference from
   1996 among Hollinger Inc.,             Exhibit 11 of Schedule 13D/A
   Hollinger International Inc.,          Amendment No. 3
   1159670 Ontario Limited, 3184081
   Canada Limited and the Canadian
   Imperial Bank of Commerce
   (omitting Schedules A and B).

15 Letter agreement dated July 29,        Incorporated by reference from
   1997, between Hollinger Inc.,          Exhibit 11 of Schedule 13D/A
    Hollinger International Inc. and      Amendment No. 6.
    Hollinger Canadian Publishing
    Holdings Inc.

16  Letter agreement dated                Incorporated by reference from
    September 30, 1998 among              Exhibit 16 of Schedule 13D/A
    Hollinger Inc., Ravelston and         Amendment No. 7.
    Toronto Dominion (New York),
    Inc.

17  Letter agreement dated                Incorporated by reference from
    September 30, 1998 among              Exhibit 17 of Schedule 13D/A
    Hollinger Inc., Ravelston and         Amendment No. 7.
    Scotiabanc Inc.

18  Letter agreement dated                Incorporated by reference from
    September 30, 1998 among              Exhibit 18 of Schedule 13D/A
    Hollinger Inc., Ravelston and         Amendment No. 7.
    First Chicago Hedging Services
    Corporation.

19  Letter agreement dated                Incorporated by reference from
    September 30, 1998 among              Exhibit 19 of Schedule 13D/A
    Hollinger Inc., Ravelston and         Amendment No. 7.
    NMS Services, Inc.

20  Master Securities Pledge              Incorporated by reference from
    Agreement made as of August 10,       Exhibit 15 of Schedule 13D/A
    1998 by each of Hollinger Inc.        Amendment No 8.
    and 504468 NB Inc. to Canadian
    Imperial Bank of Commerce.

21  Master Securities Pledge              Incorporated by reference from
    Agreement made as of June 4,          Exhibit 16 of Schedule 13D/A
    1998 by each of Hollinger Inc.        Amendment No 8.
    and 504468 NB Inc. to Canadian
    Imperial Bank of Commerce.

22  Master Securities Pledge              Filed herewith.
    Agreement made as of June 7,
    1999 by each of Hollinger Inc.
    and 504468 NB. Inc. to Canadian
    Imperial Bank of Commerce.

23  Registration Rights Undertaking       Incorporated by reference from
    dated August 10, 1996 among           Exhibit 17 of Schedule 13D/A
    Hollinger Inc., Hollinger             Amendment No 8.
    International Inc., 504468 NB
    Inc. and Canadian Imperial Bank
    of Commerce.

24  Registration Rights Undertaking       Incorporated by reference from
    dated as of June 4, 1998 among        Exhibit 18 of Schedule 13D/A
    Hollinger Inc., Hollinger             Amendment No 8.
    International Inc., 504468 NB
    Inc. and Canadian Imperial Bank
    of Commerce.

25  Registration Rights Undertaking       Filed herewith.
    dated as of June 7, 1999 among
    Hollinger Inc., Hollinger
    International Inc., 504468 NB
    Inc. and Canadian Imperial Bank
    of Commerce.